VENECREDIT SECURITIES, INC.

Member SIPC / FINRA

March 30, 2021

BDO USA, LLP
1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Ladies and gentlemen:

We are providing this letter in connection with your review of the Venecredit Securities, Inc. Exemption Report, as required by the Securities Exchange Act of 1934 ("SEA") Rule 17a-5(d)(4), for the fiscal year ended December 31, 2020, the most recent fiscal year for the purpose of determining whether any material modifications should be made to management's assertions, referred to below, for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of SEA Rule 15c3-3. We confirm, as of the date of this representation letter, the following representations made to you during your reviews of the Exemption Report:

a) We are responsible for Venecredit Securities, Inc.'s compliance with the identified exemption provision throughout the most recent fiscal year ended December 31, 2020.

b) The following are the Company's assertions:

   i. The Company claimed an exemption from SEA Rule 15c3-3 under the provision of paragraph (k) (2)(ii).

   ii. The Company met the identified exemption provisions in SEA Rule 15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception.

   These assertions are our responsibility.

c) We have made available to you all records and other information relevant to Venecredit Securities, Inc.'s assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of this letter; and

d) Subsequent to December 31, 2020, there were no known events or other factors that might significantly affect Venecredit Securities, Inc.'s compliance with the identified exemption provision.

Very truly yours,



_____

Alvaro Frias, Managing Director



_____

George F. Valle, CCO/FINOP